# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenWorld, Inc., CIK 0001104038
CUSIP: 92346X305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0002149532
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Hernandez Gerard Albert Palana (CIK 0002149532): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 702,999; shared voting power 0; sole dispositive power 702,999; shared dispositive power 0; aggregate amount beneficially owned 702,999 (5.1% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include: (i) 386,348 shares of common stock held by GM Consulting Group Inc., of which Mr. Hernandez has sole voting and dispositive power; (ii) 17,077 shares of common stock held by LB2 Capital Partners LLC, of which Mr. Hernandez has sole voting and dispositive power; and (iii) shares underlying 299,574 stock options that are presently exercisable or exercisable within 60 days, which are held by GM Consulting Group Inc.
  
  The percentage in row 13 above is based on 13,472,360 shares of common stock issued and outstanding as of September 30, 2026 plus shares underlying 299,574 stock options that are presently exercisable or exercisable within 60 days.
- GM Consulting Group Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 685,922; shared voting power 0; sole dispositive power 685,922; shared dispositive power 0; aggregate amount beneficially owned 685,922 (5% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include: (i) 386,348 shares of common stock held by GM Consulting Group Inc.; and (ii) shares underlying 299,574 stock options that are presently exercisable or exercisable within 60 days, which are held by GM Consulting Group Inc.
  
  The percentage in row 13 above is based on 13,472,360 shares of common stock issued and outstanding as of September 30, 2026 plus shares underlying 299,574 stock options that are presently exercisable or exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OpenWorld, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Gerard Hernandez (Mr. Hernandez), the Chief Accounting Officer of OpenWorld, Inc. a Nevada corporation (the Issuer) and GM Consulting Group Inc., a Delaware entity that is owned by Mr. Hernandez (GM Consulting, and together with Mr. Hernandez, the Reporting Persons).
Residence or business address: The business address of the Reporting Persons is c/o OpenWorld, Inc., 801 International Parkway, Fifth Floor, Lake Mary, FL 32746.
Present principal occupation or employment: Mr. Hernandez's principal occupation is acting as the Chief Accounting Officer of the Issuer. The Issuer's address is 801 International Parkway, Fifth Floor, Lake Mary, FL 32746.
Criminal convictions in the last five years: During the past five years, the Reporting Persons have not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hernandez is a citizen of Canada. GM Consulting was organized under the laws of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons became the beneficial owners of 5% of the shares of common stock of the Issuer (Shares) upon the closing the Agreement and Plan of Merger by and among VerifyMe, Inc., VRME Subsidiary Corp. and Open Word Ltd. (the Merger), which occurred on September 30, 2026.

Prior to the closing of the Merger, GM Consulting held 5,000 shares of OpenWorld Ltd., a Cayman Island entity (OpenWorld Ltd). LB2 Capital Partners LLC owned an aggregate of 221 shares of OpenWorld Ltd. Upon the closing of the Merger, each outstanding share of OpenWorld Ltd. was converted into a Share of the Issuer at a ratio of 1:77.27. Therefore, upon closing of the Merger, GM Consulting's 5,000 shares of OpenWorld Ltd converted to 386,348 Shares of the Issuer and LB2 Capital Partners LLC's 221 shares of OpenWorld Ltd converted to 17,077 Shares of the Issuer. The Reporting Person's did not pay any monetary consideration for the conversions.

Prior to the closing of the Merger, GM Consulting held an aggregate of 3,877 stock options over OpenWorld Ltd. shares. Upon closing of the Merger, GM Consulting received replacement stock options over Shares of the Issuer under the Issuer's 2020 Equity Incentive Plane, as amended, totaling 299,574 options.

A full description of the Merger closing can be found in the Issuer's Form 8-K filed with the SEC on September 30, 2026, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Hernandez is the Chief Accounting Officer. In such capacity, Mr. Hernandez may, from time to time, discuss or make plans or proposals to other members of the Issuer's board of directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, the Reporting Persons may purchase Shares, or may sell or otherwise dispose of all or portions of the Shares, if such sales would be consistent with the Reporting Persons' investment objectives.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the aggregate number of Shares of the Issuer beneficially owned by the Reporting Persons is 702,999, which is comprised of 386,348 Shares owned by GM Consulting, 17,077 Shares owned by LB2 Capital Partners LLC, and 299,574 Shares underlying presently exercisable, or exercisable within 60 days, stock options held by GM Consulting. The percentage of the aggregate Shares beneficially owned by the Reporting Persons is 5.1%.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Mr. Hernandez has sole voting and dispositive power over 702,999 Shares of the Issuer. GM Consulting has sole voting and dispositive power over 685,922 Shares of the Issuer.
Transactions in the class effected during the past sixty days: See Item 3 of this Schedule 13D for a description of the transactions that have occurred within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Hernandez and the Issuer are party to an Employment Agreement, dated September 30, 2026. A full description of the employment agreement is located in the Issuer's Form 8-K filed with the SEC on September 30, 2026, which is incorporated by reference herein.

See the Issuer's Form 8-K filed with the SEC on September 30, 2026 in relation to any additional contracts between the Company and the Reporting Persons, which is incorporated by reference herein.

As described in Item 3, GM Consulting currently holds an aggregate of 299,574 options issued pursuant to the Issuer's 2020 Equity Incentive Plan, as amended, which are currently exercisable. The stock options are comprised of: (i) a stock option for 154,539 Shares of the Issuer with an exercise price of $2.18 per Share that expires on December 7, 2035; and (ii) a stock option for 145,035 Shares of the Issuer with an exercise price of $6.51 per Share that expires on August 27, 2036.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement between Mr. Hernandez and GM Consulting dated October 7, 2026 (filed herewith as Exhibit 99.1)

Employment Agreement with Gerard Hernandez dated September 30, 2026 (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on September 30, 2026: https://www.sec.gov/Archives/edgar/data/1104038/000121465926012283/ex10_3.htm

## Signatures
- Hernandez Gerard Albert Palana: /s/ Gerard Hernandez, Gerard Hernandez (10/07/2026)
- GM Consulting Group Inc.: /s/ Gerard Hernandez, Gerard Hernandez, Owner of GM Consulting Group Inc. (10/07/2026)